Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related prospectus/offer to exchange of Expedia, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our report dated February 5, 2015, except for paragraph 2 of Note 1, Note 7 and Note 19, as to which the date is November 16, 2015, with respect to the consolidated financial statements of Expedia, Inc. included in its Current Report on Form 8-K dated November 16, 2015, and our report dated February 5, 2015, with respect to the effectiveness of internal control over financial reporting of Expedia, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

November 16, 2015